May 6, 2019

Patrick J. Grismer
Chief Financial Officer
STARBUCKS CORP
2401 Utah Avenue South
Seattle, Washington 98134

       Re: STARBUCKS CORP
           Form 10-Q for the Quarter Ended March 31, 2019
           Filed April 30, 2019
           File No. 000-20322

Dear Mr. Grismer:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended March 31, 2019

Item 1. Financial Statements (Unaudited)
Note 2. Revenue Recognition
License Store Revenues, page 11

1. We note from your disclosure initial nonrefundable pre-opening service fees, including site selection and evaluation, store development and design and operational training, are recognized upon completion of service. Please clarify your revenue recognition policy to specify the performance obligations included in contracts for licensed store arrangements.
      Your revised disclosure should indicate the goods or services promised in your licensing arrangements that are distinct and those that are combined to form a bundled performance obligation. Further, please disclose why you believe it is appropriate to recognize pre-
      opening services upon completion of service. As part of your revised disclosure, please discuss the significant judgments made by management in evaluating the timing of satisfaction of the related performance obligations and when a customer obtains control of
 Patrick J. Grismer
STARBUCKS CORP
May 6, 2019
Page 2
         the promised good or service in accordance with ASC 606-10-50-17 and 19.
2. Additionally, please disclose the significant judgments made by management in determining pre-opening services are distinct from the license performance obligation, including the reason(s) why the associated revenues are satisfied at the point in time rather than over time.
3. Please disclose revenue recognized during the reporting period that was included in deferred revenue at the beginning of the period. Refer to ASC 606-10-50-8.
4. Please disclose whether you elected to apply the new revenue standard retrospectively to all or only to contracts that were not completed as of October 1, 2018. Refer to ASC 606-
         10-65-1(h).
5. Please revise your revenue footnote to include the disclosures required by ASC 606-10-
         65-1(i) as it relates to income statement line items affected in the current reporting period by the application of the new revenue standard such as the accounting and reclassification of breakage income.
Deferred Revenue, page 12

6. Please explain to us why you believe recognition of the upfront payment of $7 billion from Nestl on a straight-line basis over the estimated economic life of the arrangement provides a faithful depiction of the transfer the promises in licensing arrangement.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Aamira Chaudhry at 202-551-3389 or Jean Yu at 202-551-3305 with any questions.



FirstName LastNamePatrick J. Grismer                           Sincerely,
Comapany NameSTARBUCKS CORP
                                                               Division of
Corporation Finance
May 6, 2019 Page 2                                             Office of
Transportation and Leisure
FirstName LastName